Exhibit 99.60

NexTech Completes Final Tranche of Financing for Total Gross Proceeds of $1.8 Million

CEO Evan Gappelberg Invests $857,000

New York, NY - Toronto, ON – July 12, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a rapidly growing technology and emerging growth company focused on bringing augmented reality (“AR”) to the masses is pleased to announce that it has raised $1,580,000 in the final tranche, with an expected closing date of 7/15/19. The Company plans to use the net proceeds of the offering to hire additional sales people, pursue M&A opportunities, and for general working capital purposes.

●	Evan Gappelberg- CEO invested $857,000
●	Reuben Tozman- COO $30,000
●	Paul Duffy- President invested $7,000

Nextech is currently pursuing three multi-billion dollar verticals in the AR industry which all drive revenue from its omni-platform called “Aritize”.

Aritize™ For eCommerce:

The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, with notable customer wins like Walther Arms, Wright Brothers, Mr. Steak, Budweiser and many more. Nextech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.’ With a web enabled AR solution, Nextech has eliminated the biggest friction point of AR, which was that a consumer first had to download an app to experience AR in commerce.

Aritize™ University

The app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity. It also utilizes complex algorithms to recognize and relate content to each other, allowing it to create micro-learning courses and recommend relevant training content to each individual user.

AR Hollywood Studios

The studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform. Heading up AR Studios is Paul Duffy, inventor of the human hologram and President of NexTech AR Solutions. Advising the AR Studio team is Barry Sandrew, Ph.D., a visual effects pioneer and serial entrepreneur who invented digital colorization of black and white movies, as well as a process for converting 2D feature films to 3D. The NexTech engineering teams in Dallas and Austin are building out the software that will drive both AR content creation and its distribution. The Studio is expected to launch its first product in the fourth quarter of 2019.

Advisory Board members and employees were issued options that vest over three years at an exercise price of $0.60 CDN.

Charlie Fink was issued 100,000 options

Artem Tokariev issued 50,000 options

Mike Barsdale issued 50,000 options

As insiders of NexTech participated in this Offering, it is deemed to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). NexTech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of the transaction does not exceed 25% of NexTech’s market capitalization.

All securities issued are subject to a four-month hold period from the date of issuance. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere.  Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI SaaS platform. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “plans” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds of the Offering and the filing of a material change report are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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